July 19, 2001


Clear Capital Holdings, Inc.
7665 South 700 West
Salt Lake City, Utah 84047

Re:      Registration of Common Stock on Form SB-2

Gentlemen and Ladies:

Clear Capital Holdings, Inc. (the "Company") has retained us in connection with the Registration Statement on Form SB-2 filed by the Company with the Securities and Exchange Commission on July 19, 2001 (the "Registration Statement") relating to 5,000,000 shares of common stock, $.001 par value. Of this amount, 4,000,000 shares are offered by the Company and 1,000,000 shares will be offered by selling shareholders identified in the registration statement. You have requested that we render an opinion as to whether the common stock as proposed to be issued and sold on the terms set forth in the Registration Statement will be validly issued, fully paid and non-assessable.

In connection with this engagement, we have examined the following:

          1.   The Articles of Incorporation of the Company, as amended;

          2.   The Registration Statement;

          3.   The bylaws of the Company; and

          4. Unanimous consents of the board of directors and certificates of the executive officers of the Company.

We have examined such other corporate records and documents and have made such other examinations as we deemed relevant.

Based upon the above examination, we are of the opinion that the shares of common stock proposed to be issued pursuant to the Registration Statement, as amended, are validly authorized and, when issued in accordance with the terms set forth in the Registration Statement, will be validly issued, fully paid, and non-assessable.

We hereby consent to being named in the Prospectus included in the Registration Statement as having rendered the foregoing opinion and as having represented the Company in connection with the Registration Statement.

Very truly yours,

Durham Jones & Pinegar

/s/ Durham Jones & Pinegar



111 East Broadway, Suite 900
Salt Lake City, Utah 84111
Telephone: 801.415.3000
Fax: 801.415.3500